**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**October 10, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**MacroGenics, Inc.**

**File No. 333-190994 - CF#29987**

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MacroGenics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 4, 2013.

Based on representations by MacroGenics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.15 | through August 6, 2016 |
| Exhibit 10.16 | through July 3, 2017 |
| Exhibit 10.16.1 | through July 3, 2017 |
| Exhibit 10.17 | through August 2, 2023 |
| Exhibit 10.18 | through August 2, 2023 |
| Exhibit 10.19 | through August 2, 2023 |
| Exhibit 10.20 | through March 19, 2017 |
| Exhibit 10.21 | through August 6, 2016 |
| Exhibit 10.22 | through August 6, 2016 |
| Exhibit 10.23 | through August 6, 2016 |
| Exhibit 10.24 | through August 6, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary